Exhibit 12.01

PUBLIC SERVICE COMPANY OF COLORADO

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS

TO CONSOLIDATED FIXED CHARGES

	YEAR ENDED DEC. 31,
	2004	2003	2002	2001	2000
	(IN THOUSANDS, EXCEPT RATIOS)
EARNINGS:
Net income	$218,005	$227,933	$264,680	$273,033	$196,128
Provisions for Federal and state taxes on income	72,856	88,211	128,686	132,501	102,770
Fixed charges as below	260,822	263,395	237,765	226,651	244,952
Less: Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—
Total	$551,683	$579,539	$631,131	$632,185	$543,850
FIXED CHARGES:
Interest charges, excluding AFUDC — debt	$260,822	$256,023	$223,021	$211,451	$229,752
Distributions on redeemable preferred securities of subsidiary trust	—	7,372	14,744	15,200	15,200
Total	$260,822	$263,395	$237,765	$226,651	$244,952
RATIO OF EARNINGS TO FIXED CHARGES	2.1	2.2	2.7	2.8	2.2